Exhibit (a)(5)(ix)
Silver Triangle Building
25505 West Twelve Mile Road
Southfield, MI 48034-8339
(248) 353-2700
creditacceptance.com
NEWS RELEASE
FOR IMMEDIATE RELEASE
Date: March 11, 2011
Investor Relations: Douglas W. Busk
Senior Vice President and Treasurer
(248) 353-2700 Ext. 4432
IR@creditacceptance.com
NASDAQ Symbol: CACC
CREDIT ACCEPTANCE CORPORATION ANNOUNCES
FINAL RESULTS OF ITS TENDER OFFER
Southfield, Michigan — March 11, 2011 — Credit Acceptance Corporation (NASDAQ: CACC) (referred to as the “Company”, “we”, “our”, or “us”) announced the final results of our tender offer, which expired at 5:00 p.m., Eastern Standard time, on March 10, 2011. We commenced the tender offer on February 9, 2011 to purchase up to 1,904,761 shares of our outstanding common stock at a price of $65.625 per share, net to the seller in cash, without interest. Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, 16,186,614 shares of common stock were properly tendered and not properly withdrawn. Because more than the maximum 1,904,761 shares were tendered, we purchased only a prorated portion of the shares tendered by each tendering shareholder, other than odd lot shareholders, as described in our Offer to Purchase. The proration factor used by us in accepting for purchase tendered shares was approximately 11.8%.
We will promptly pay for 1,904,761 tendered shares of our common stock at a price of $65.625 per share, net to the seller in cash, without interest, at a total cost of approximately $125.0 million, which includes approximately 11.0 million shares tendered by Donald A. Foss, our Chairman of the Board and approximately 4.1 million shares tendered by the trustee of certain grantor retained annuity trusts created by Mr. Foss. We are financing the purchase of our securities in the tender offer through a combination of the proceeds of a new debt financing and by borrowing under our $170.0 million revolving secured line of credit facility.
As a result of the completion of the tender offer, we will have approximately 25.5 million shares of common stock outstanding. Georgeson, Inc. was the information agent for the tender offer.
Description of Credit Acceptance Corporation
Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.
Without our product, consumers are often unable to purchase a vehicle or they purchase an unreliable one. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our program is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ under the symbol CACC. For more information, visit creditacceptance.com.